EXHIBIT 12
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                  --------------------------------------------
                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                  12 Months
                                                                    Ended
                                 YEARS ENDED DECEMBER 31,          June 30,
                         ------- -------  ------- ------- -------
                         1993(B)   1994     1995    1996    1997    1998
                         ------- -------  ------- ------- -------  ------
                            (Millions of Dollars, where applicable)

Earnings as Defined in
Regulation S-K (A):

Income from Continuing
Operations (C)             $549    $667     $627    $588    $560    $642
Income Taxes (D)            296     320      348     297     313     410
Fixed Charges               539     535      549     528     543     558
                         ------  ------   ------  ------   -----  ------
Earnings                 $1,384  $1,522   $1,524  $1,413  $1,416  $1,610
                         ======  ======   ======  ======  ======  ======


Fixed Charges as Defined in Regulation S-K (E):

Total Interest Expense (F) $471    $462     $464    $453    $470   $481
Interest Factor in
  Rentals                    11      12       12      12      11     11
Subsidiaries' Preferred
  Securities Dividend
  Requirements               --       2       16      28      44     52
  Preferred Stock Dividends  38      41       34      23      12      9
Adjustment to Preferred
  Stock Dividends to state
  on a pre-income
  tax basis                  19      18       23      12       6      5
                         ------  ------   ------  ------  ------  -----
Total Fixed Charges        $539    $535     $549    $528    $543   $558
                         ======  ======   ======  ======  ======  =====
Ratio of Earnings to
  Fixed Charges            2.57    2.84     2.78    2.68    2.61   2.88
                         ======  ======   ======  ======  ======  =====

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.

(C)  Excludes income from discontinued operations.

(D)  Includes State income taxes and Federal income taxes for other income.

(E) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(F)  Excludes interest expense from discontinued operations.